Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

IAMGOLD Corporation

401 Bay Street, Suite 3200

PO Box 153

Toronto, Ontario

M5H 2Y4

Item 2 – Date of Material Change:

August 8, 2016

Item 3 – News Release:

The news release in respect of this material change was disseminated over CNW Group on August 8, 2016. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4 – Summary of Material Change:

On August 8, 2016, IAMGOLD Corporation (the “Company”) announced that it had entered into an agreement with a syndicate of underwriters led by TD Securities Inc., National Bank Financial Inc. and Morgan Stanley Canada Ltd., pursuant to which such underwriters agreed to purchase, on a bought deal basis, 38,850,000 common shares of the Company at a price of $5.15 per common share (the “Offering Price”), for aggregate gross proceeds to the Company of approximately $200 million. All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

The underwriters subsequently exercised an over-allotment option to purchase an additional 5,827,500 common shares at the Offering Price.

On August 16, 2016, the Company closed the offering, issuing 44,677,500 common shares at the Offering Price for aggregate gross proceeds of $230 million, including full exercise of the over-allotment option.

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

On August 8, 2016, the Company announced that it entered into an agreement with a syndicate of underwriters led by TD Securities Inc., National Bank Financial Inc. and Morgan Stanley Canada Ltd., pursuant to which the underwriters agreed to purchase, on a bought deal basis, 38,850,000 common shares of the Company at the Offering Price, for aggregate gross proceeds to the Company of approximately $200 million (the “Offering”). The underwriters also had the option, exercisable in whole or in part, at any time up to 30 days following the closing of the Offering, to purchase up to an additional 5,827,500 common shares at the Offering Price to cover over-allotments, if any. As the over-allotment option was exercised in its entirety, the aggregate gross proceeds of the Offering to the Company were approximately $230 million.

The Company plans to use the net proceeds of the Offering to strengthen its balance sheet, by reducing indebtedness, and to fund future growth.

The Company filed a preliminary prospectus supplement to its existing base shelf prospectus on August 8, 2016 and filed a final prospectus supplement to its existing base shelf prospectus on August 9, 2016, in each case with the securities regulatory authorities in each of the provinces and territories in Canada, other than the Province of Québec, and the U.S. Securities and Exchange Commission (“SEC”).

The Offering closed on August 16, 2016.

Forward Looking Statements

This report contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements with respect to the use of the proceeds of the Offering. Forward-looking statements are generally identifiable by use of the words “will”, “continue”, “expect”, “estimate”, “intend”, “to have”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

The executive officer of IAMGOLD is knowledgeable about the material change and may be contacted at the following telephone number:

Tim Bradburn, Vice President, Legal & Corporate Secretary

Phone: 416-360-4710

Item 9 – Date of Report:

August 16, 2016

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